NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Updates Status on "Victory" Well Offshore Trinidad

SEP 25, 2007 - 09:16 ET

CALGARY, ALBERTA--(Marketwire - Sept. 25, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) announced today that its "Victory" well is currently drilling on the "Intrepid" Block 5(c) offshore Trinidad at a depth of 12,285 feet subsea.

The "Victory" well had previously reached a total depth 16,621 feet (subsea), and was evaluated while drilling with Measurement While Drilling (MWD) and Logging While Drilling (LWD) data (gamma, electrical resistivity, cutting samples, gas in mud measurements, drilling parameters). However, while attempting to come out of the hole to commence wireline logging and possibly flow testing of the well, difficulties were encountered which resulted in being unable to remove the full drillstring from the well. Accordingly, the drillstring was severed at a depth of approximately 11,726 feet and the well plugged back to a depth of approximately 9,594 feet, as announced on September 11, 2007.

The lower portion of the well is being re-drilled to a projected total depth of approximately 16,000 feet and is being directionally drilled approximately 400 feet from the original wellbore to attempt to ensure the new wellbore is not affected by drilling muds and fluids lost from the original wellbore. Upon reaching total depth, open hole wireline logging and other tests of the wellbore will be completed.

The "Victory" well was spudded the well on June 29th and due to operational delays beyond the control of Canadian Superior and its partners, wireline logging operations related to the well are now expected to be completed by October 15, 2007.

Canadian Superior's joint venture partners in the "Intrepid" Block 5(c) Project are BG International Limited, a wholly owned subsidiary of the BG Group plc (LSE:BG.L), who is paying 40% for a 30% working interest and Challenger Energy Corp. ("Challenger") (TSX VENTURE:CHQ)(AMEX:CHQ), who is paying 33-1/3% for a 25% working interest, resulting in Canadian Superior is paying 26-2/3% of the exploration program cost to maintain a 45% working interest in the Block. The Kan Tan IV semi-submersible drilling rig, operated by Maersk Contractors, is drilling the "Victory" well and is also contracted to drill two additional back-to-back wells on Block 5(c), named "Bounty" and Endeavour".

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. See www.bg-group.com for information on BG Group plc.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on "high impact" oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger (TSX VENTURE:CHQ) (AMEX:CHQ).

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Mike Coolen
President
(403) 294-1411
(403) 216-2374 (FAX)

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5
Website: www.cansup.com